SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):    ☐

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CNH GLOBAL N.V.

Form 6-K for the month of May 2008

List of Exhibits:

1. News Release entitled, “CNH Capital Expands into Puerto Rico”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 5, 2008

For Immediate Release

For more information, contact:

Ben Sterling, CNH Capital

Ben.sterling@cnh.com

(262) 636-6949

CNH Capital Expands into Puerto Rico

RACINE, Wis. (May 5, 2008) – As part of a strategic growth initiative aimed at developing new markets for its products and services, CNH Capital, the financial services business of agricultural and construction equipment maker CNH Global N.V., today announced that it is now serving equipment dealerships and their customers in Puerto Rico.

The company’s equipment financing products will be sold through the agricultural and construction equipment dealerships that represent the CNH family of brands in Puerto Rico, including New Holland, New Holland Construction and Case Construction.

“Equipment is a major investment for dealers and their customers,” notes Brett Davis, Senior Director, CNH Capital Ag Financial Solutions. “By establishing a presence in Puerto Rico, we can now offer equipment financing that makes investing in our equipment brands both easy and affordable.”

CNH Capital’s initial product offering in Puerto Rico includes wholesale and retail equipment financing. CNH Capital also provides a complete range of customer support services in Spanish for its customers in Puerto Rico, and in all 50 states. Equipment dealerships likewise now have access to ongoing sales support and training, to help them build and grow a successful financing sales operation.

“CNH Capital is committed to doing business in Puerto Rico, with the right people, products and services for this market,” says Davis. “It’s another great example of the ‘one-source solution’ that participating dealers in Puerto Rico can now provide. Dealers and their customers can now finance their purchases with one source – CNH Capital.”

About CNH Capital

CNH Capital, the financial services business of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat Group (FIA:MI), provides a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on more than 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $18 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at www.cnhcapital.com.

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